UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
Illumina, Inc.
(Exact name of the registrant as specified in its charter)

001-35406
(Commission File Number)

Delaware	33-0804655
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
5200 Illumina Way, San Diego, CA 92122
(Address of principal executive offices) (Zip code)

Kevin Pegels	858-202-4500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Illumina, Inc. (“Illumina”) develops, manufactures, and markets life science tools and integrated systems for the analysis of genetic variation and function.

Certain products manufactured by Illumina contain one or more of gold, tantalum, tin and tungsten (3TG). Illumina is committed to responsible sourcing practices that are designed to reduce the risk that our sourcing practices support conflict or human rights abuses in the Democratic Republic of Congo (DRC) or an adjoining country.

Item 1.01 Conflict Minerals Disclosure and Report

Illumina has concluded in good faith that during 2024,
a)     Illumina manufactured products for which “conflict minerals” (as defined in item 1.01(d)(3) of Form SD) are necessary to the functionality or production.
b)     Based on its reasonable country of origin inquiry, Illumina has reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, Illumina has filed this Specialized Disclosure Report on Form SD and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet site at www.illumina.com.

Item 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ILLUMINA, INC.

Date: May 16, 2025	By:	/s/ Kevin Pegels
	Name:	Kevin Pegels
	Title:	Chief of Global Operations

Exhibit Index

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024